New Found Gold Declares Commercial Production at
Hammerdown Gold Mine

All dollar amounts are in Canadian dollars unless otherwise stated.

VANCOUVER, British Columbia - September 16, 2026 - New Found Gold Corp. ("New Found Gold" or the "Company") (TSX / NYSE-A: NFGC) is pleased to declare commercial production at its 100% owned Hammerdown Gold Mine ("Hammerdown" or the "Mine"), located in Central Newfoundland, Canada.

Commercial production was defined based on meeting three criteria on a sustained basis over 60 consecutive days. The criteria consist of throughput at the Pine Cove Mill ("Pine Cove" or the "Mill") of at least 600 tonnes per day ("tpd"; 85% of the 700 tpd nameplate capacity of the Mill), gold recovery of at least 80% and feed grade of at least 80% of the mine plan head grade, as outlined in the Hammerdown preliminary economic assessment ("PEA")1.

With the three criteria met, the milestone of commercial production was achieved on August 19, 2026, with average throughput of approximately 748 tpd, 87.7% gold recovery and average feed grade of 2.92 grams of gold per tonne ("g/t Au") over the 60 consecutive days.

"Achieving commercial production at Hammerdown on schedule is a major milestone for New Found Gold and the next step toward becoming Canada's next mid-tier gold producer," stated Keith Boyle, CEO of New Found Gold. "This achievement could only have been reached through the hard work and dedication of our operations team; to each and everyone of you I send my sincere gratitude. With commercial production underway at Hammerdown, we will continue to focus on delivering solid gold production, while advancing our flagship Queensway Gold Project to production."

Hammerdown produced a total of 9,140 ounces of gold in the first eight months of 2026, including 1,989 ounces of gold in August 2026. The average realized sale price over the first eight months of 2026 was $6,271 per ounce of gold ("/oz Au"; approximately US$4,532/oz Au). Additional information related to Hammerdown production will be included in the Company's third quarter 2026 financial statements.

Health and Safety

During the ramp up period, the Mine and Mill has recorded Zero Lost Time Incidents after a total of over 262,049 person-hours worked in 2026.

Human Resources

New Found Gold has a total workforce of 445 people at Hammerdown and Pine Cove as of July 15, 2026, comprised of 94 employees and 351 contractors. The Company has created 65 new jobs to date at Hammerdown and Pine Cove and has hired all key positions. Over 90% of the new hires are from NL and 60% of the workforce live within an hour's drive of their place of work.

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1 See the New Found Gold press release dated February 26, 2026 and Technical Report titled "New Found Gold Corp. Hammerdown Gold Project Preliminary Economic Assessment, Newfoundland and Labrador, Canada", with an effective date of February 18, 2026, prepared by WSP Canada Inc.

Figure 1. Pine Cove Mill gold pour.

Figure 2. Hammerdown Gold Mine aerial view.

PEA Summary

The PEA returned an after-tax net present value at a 5 percent discount rate ("NPV5%") of $199.2 million ("M") at the base case gold price (variable price deck: long-term price of US$3,475/oz Au averaging US$3,656/oz Au) and an after-tax NPV5% of $415.1 M at the upside gold price of US$5,000/oz Au (see the New Found Gold news release dated February 26, 2026). Average life of mine cash costs and all-in sustaining costs ("AISC")2 are US$2,149/oz Au and US$2,429/oz Au, respectively.

The PEA outlined a 13-year open pit project commencing in 2026, including one year of stockpile rehandling in 2038.  With sorting, a total of 3.2 M tonnes of mineralized material at an average grade of 2.89 g/t Au will be processed with total gold recovery of 251.3 thousand ounces of gold.

Next Steps

The construction of the crusher and sorter are progressing on schedule for anticipated completion in Q4/26. Once operational, this equipment is expected to reduce crushing costs and allow for delivery of higher-grade material to the Mill.

Diamond drilling of the inferred mineral resource below the current stage one pit at Hammerdown is being completed in preparation for an updated mineral resource estimate in 2027.

Grade control drilling is ongoing in the Hammerdown open pit and is currently being modelled for use in refining grade control.

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2 Note AISC is a Non-GAAP measure; AISC is calculated as the sum of doré transportation, treatment and refining charges, royalties, onsite operating costs, and sustaining capital costs, divided by the quantity of ounces sold. See notes below regarding cash costs and AISC.

As previously announced, the Company plans to convert and expand Pine Cove from the current 700 tpd flotation-leach-Merrill-Crowe circuit to a 1,400 tpd gravity-carbon-in-leach ("Gravity-CIL") circuit, with the permit amendment to convert the circuit to Gravity-CIL received and the permit to expand to 1,400 tpd to be applied for in due course (see the New Found Gold press release dated July 6, 2026). The circuit conversion is progressing on-schedule and on-budget with an anticipated completion date of Q4/27.

With commercial production declared at Hammerdown, the Company anticipates a run rate of 20,000 to 25,000 oz Au produced per year at an AISC of approximately US$2,500/oz Au, in line with the PEA.  The Company plans to provide annual guidance for Hammerdown in due course.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Keith Boyle, P.Eng., CEO, and a Qualified Person as defined under National Instrument 43-101. Mr. Boyle consents to the publication of this press release by New Found Gold. Mr. Boyle certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found Gold is an emerging Canadian gold producer with assets in Newfoundland and Labrador, Canada. The Company holds a 100% interest in its flagship asset, the Queensway Gold Project ("Queensway"), as well as Hammerdown. With commercial production declared at Hammerdown, the Company remains focused on advancing the fully funded Phase 1 of its flagship Queensway to production.

The Company's portfolio is further strengthened by its district-scale land package at Queensway, covering more than 110 km of strike length across two highly prospective faults zones, and a strong shareholder base, including renowned mining investor and cornerstone shareholder, Eric Sprott.

On August 26, 2026, the Company's shares began trading on the Toronto Stock Exchange under the symbol "NFGC", to align with its stock symbol on the NYSE American LLC.

Keith Boyle, P.Eng.

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found Gold contact us through our investor inquiry form on our website or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 775-2700

Email: contact@newfoundgold.ca

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This news release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, including statements relating to the Company becoming Canada's next mid-tier gold producer; the Company's focus on delivering solid gold production, while advancing its flagship Queensway Gold Project to production; the anticipated completion of the construction of the crusher and sorter, and the expected reduction in crushing costs and delivery of higher-grade material to the Mill; the completion of diamond drilling of the inferred mineral resource and the timing of an updated mineral resource estimate in 2027;  the planned conversion and expansion of Pine Cove, with the permit amendment to convert the circuit to Gravity-CIL received and the permit to expand to 1,400 tpd to be applied for in due course, and the timing of the circuit conversion; the expected run rate of 20,000 to 25,000 oz Au produced per year at an all-in sustaining cost of approximately US$2,500 per ounce, in line with the PEA; the plan to provide annual guidance for Hammerdown in due course; ; and the Company's focus on advancing the Phase 1 to production. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "interpreted", "intends", "estimates", "projects", "aims", "suggests", "indicate", "often", "target", "future", "likely", "encouraging", "pending", "potential", "goal", "objective", "opportunity", "prospective", "possibly", "preliminary", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations,  the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans,  and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management's Discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.

Cautionary Note Regarding the PEA

The PEA is preliminary in nature, it includes Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA will be realized. No Mineral Reserves are defined for the Project.

All-in Sustaining Cost

All in sustaining cost is a non-GAAP financial measure calculated based on guidance published by the World Gold Council ("WGC"). The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these metrics. Adoption of the all-in sustaining cost metric is voluntary and not necessarily standard, and therefore, this measure presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost measure complements existing measures and ratios reported by the Company.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. Sustaining operating costs represent expenditures expected to be incurred at the Project that are considered necessary to maintain production. Sustaining capital represents expected capital expenditures comprising mine development costs, including capitalized waste, and ongoing replacement of mine equipment and other capital facilities, and does not include expected capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements.

Cash Costs

Cash Costs are reflective of the cost of production. Cash Costs reported in the MRE include mining costs, processing and water treatment costs, general and administrative costs of the mine, refining and transportation costs, silver revenue credits and royalties.